

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com



9th April 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 9th April 2010.

"Completion of Blåbaer Sidetrack".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

4/19



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Completion of Blåbaer sidetrack

As announced by the Norwegian Petroleum Directorate today, Premier notes that BG Norge AS, operator of production licence 374S, is in the process of completing the drilling of appraisal well 34/5-1 A on the 34/5-1 S (Blåbær) oil discovery.

The discovery was proven in March 2010 in Lower Jurassic reservoir rocks (the Cook formation), and is situated about 25 kilometres northeast of the Snorre field centre in the North Sea. Well 34/5-1 S proved 65 metres (gross) of oil-bearing strata.

The objective of well 34/5-1 A was to prove petroleum in a structure adjacent to the 34/5-1 S discovery. The well is dry. A reservoir was encountered in the Cook formation with reservoir rocks and quality as expected. Data acquisition and sampling have been carried out. The results of the well will be integrated with data from the discovery well 34/5-1 S, before a final decision is made as regards future delineation of the discovery.

This is the second exploration well in production licence 374S. The licence was awarded in APA 2005.

The well was drilled to a vertical depth of 3706.5 metres below the sea surface, and was terminated in the Burton formation from the Early Jurassic Age. Water depth at the site is 387 metres. The well will be permanently plugged and abandoned, as planned pre-drill.

Simon Lockett, Chief Executive Officer, commented:
"Blåbaer is Premier's third discovery in Norway, from four prospects drilled to date. Our next exploration well in Norway, and our first as operator, will test the Gardrofa prospect in PL406. The well is planned to spud in September."

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Andrew Lodge

Pelham PR **Tel: 020 7337 1500**
James Henderson
Gavin Davis
Evgeniy Chuikov

Notes to editors:

Premier holds 15% equity in the licence containing the Blåbaer discovery. The other partners are BG (45% and operatorship), Wintershall (20%) and Petoro AS (20%).

Premier is a leading FTSE 250 independent exploration and production company with oil and gas interests in the North Sea, South East Asia and in the Middle East-Pakistan regions. Our strategy is to add significant value for shareholders through exploration and appraisal success, astute commercial deals and optimal asset management.